Free Writing Prospectus

(to the Prospectus Supplement

dated July 7, 2021)

Filed Pursuant to Rule 433

Registration Statement No. 333-231720

RENAISSANCERE HOLDINGS LTD.

20,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/1000th INTEREST IN A SHARE OF

4.20% SERIES G PREFERENCE SHARES

Final Term Sheet

Issuer:	RenaissanceRe Holdings Ltd.

Security Type:	Depositary Shares, each representing 1/1000th interest in a share of the Company’s 4.20% Series G Preference Shares, par value $1.00 per share

Size:	20,000,000 Depositary Shares

Over-allotment Option:	None

Expected Ratings:	Baa2 (Stable) / BBB (Stable) (Moody’s/S&P Global Ratings)*

Trade Date:	July 7, 2021

Settlement Date:	July 12, 2021 (T+3)**

Maturity:	Perpetual

Liquidation Preference:	$25,000 per Preference Share (equivalent to $25 per Depositary Share)

Dividend Rate:	4.20% of the $25,000 per share liquidation preference per annum, payable on a non-cumulative basis only when, as and if declared by the board of directors

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing September 1, 2021

Redemption:

On or after July 15, 2026, in whole or in part, at any time, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the date of redemption. No redemption may occur prior to July 15, 2026 except in the limited circumstances described in the following paragraphs and unless (1) the Company has sufficient funds in order to meet the Bermuda Monetary Authority’s (the “BMA”) Enhanced Capital Requirement (“ECR”) or the Company replaces the capital represented by preference shares to be redeemed with capital having equal or better capital treatment as the preference shares under the ECR and (2) the BMA (or its successor, if any) approves of the redemption (the conditions described in the preceding clauses (1) and (2) above, the “Redemption Requirements”).

At any time prior to July 15, 2026, in whole but not in part, upon submission to the common shareholders of a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law, an affirmative vote of the holders of the preference shares at the time outstanding, whether voting as a separate series or together with any other series of preference shares as a single class, at a redemption price of $26,000 per share (equivalent to $26 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, and without interest; provided that the Redemption Requirements are met.

In addition, at any time following the occurrence of a “tax event” or within 90 days following the occurrence of a “capital redemption trigger date,” in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation or any undeclared dividends, and without interest; provided that no redemption may occur prior to July 15, 2026 unless the Redemption Requirements are met.

At any time within 90 days following the occurrence of a “rating agency event,” in whole or in part, at a redemption price of $25,500 per share (equivalent to $25.50 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation or any undeclared dividends, and without interest; provided that no redemption may occur prior to July 15, 2026 unless the Redemption Requirements are met.

Public Offering Price:	$25 per Depositary Share; $500,000,000 total

Underwriting Discount:	$0.50 per Depositary Share; $10,000,000 total

Net Proceeds (before expenses):	$490,000,000

CUSIP/ISIN of Depositary Shares:	G7498P 127 / BMG7498P1279

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Joint Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day before delivery of the Depositary Shares will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) (Registration No. 333-231720) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-888-827-7275.

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